Exhibit 99.1

Computation of ratio of earnings to fixed charges

First quarter 2013 $ million except ratio
Earnings available for fixed charges:
Pre-tax income from continuing operations before adjustment for income or loss from joint ventures and associated	19,325
Fixed charges	752
Amortization of capitalized interest	57
Distributed income of joint ventures and associates	209
Interest capitalized	(61)
Preference dividend requirements, gross of tax	(1)
Non-controlling interest of subsidiaries’ loss (income) not incurring fixed charges	(4)

Total earnings available for fixed charges	20,277

Fixed charges:
Interest expensed	227
Interest capitalized	61
Rental expense representative of interest	463
Preference dividend requirements, gross of tax	1

Total fixed charges	752

Ratio of earnings to fixed charges	27.0